               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 11-K

           For Annual Reports of Employees Stock Purchase, Savings
              and Similar Plans Pursuant to Section 15(d) of the
                       Securities Exchange Act of 1934

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934. For the fiscal year ended December 30, 1993.


[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange
    Act of 1934.
    For the Transition period from __________ to __________.
                             Commission file number 0-850

                         SOCIETY CORPORATION EMPLOYEE
                       STOCK PURCHASE AND SAVINGS PLAN
                    --------------------------------------
                            (Full title of plan)


                                    KEYCORP
                               127 Public Square
                            Cleveland, Ohio 44114
                    --------------------------------------
                    (Name of issuer of the securities held
                     pursuant to the plan and the address
                      of its principal executive office)

                             SOCIETY CORPORATION
                   EMPLOYEE STOCK PURCHASE AND SAVINGS PLAN


                                  FORM 11-K

REQUIRED INFORMATION
- - --------------------


Item 4:  Financial Statements and Supplemental Schedules for the Plan

The Society Corporation Employee Stock Purchase and Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the fiscal year ended December 30, 1993 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been examined by Ernst & Young, Independent Auditors, and their report is included therein.


EXHIBITS
- - --------
   23.1   Consent of Independent Auditors

   99.1 Financial statements and supplemental schedules of the Society Corporation Employee Stock Purchase and Savings Plan for the fiscal year ended December 30, 1993 prepared in accordance with the financial reporting requirements of ERISA.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           Society Corporation Employee Stock
                                           Purchase and Savings Plan





DATE: June 27, 1994                        BY: /s/ Wallace R. Demary, Jr.
     --------------------------            ----------------------------------
                                           Wallace R. Demary, Jr.
                                           Senior Vice President
                                           Executive Compensation and
                                           Benefits Design

                        REPORT OF INDEPENDENT AUDITORS


Compensation and Organization Committee
KeyCorp

We have audited the accompanying statements of net assets available for benefits of the Society Corporation Employee Stock Purchase and Savings Plan as of December 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Society Corporation Employee Stock Purchase and Savings Plan at December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 30, 1993 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.

                                                      /s/ Ernst & Young


June 22, 1994
Cleveland, Ohio





                                       1